                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
       For the Fiscal Year Ended December 31, 1996

                                       Or

[    ] TRANSITION REPORT, PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

        For the transition period from ____________ to ________________

        Commission file number 1-4654

       A. Full title of Plan: WITCO CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                WITCO CORPORATION
                                ONE AMERICAN LANE
                        GREENWICH, CONNECTICUT 06831-2559

                                    SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Witco Corporation Employee Retirement Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          WITCO CORPORATION EMPLOYEE RETIREMENT
                                              SAVINGS PLAN

Date:  June 26, 1997                      By     /s/ Camillo J. DiFrancesco
                                              --------------------------------
                                              Camillo J. DiFrancesco
                                              Senior Vice President and Chief
                                              Financial Officer of Witco
                                              Corporation and Administrator of
                                              the Witco Corporation Employee
                                              Retirement Savings Plan

                                      INDEX

Financial Statements and Exhibits                                                                 Page
---------------------------------                                                                 ----
Report of Independent Auditors....................................................................F-1

Financial Statements

Statements of Assets Available for Benefits, with Fund Information (Modified Cash Basis)
  as of December 31, 1996 and 1995................................................................F-2

Statements of Changes in Assets Available for Benefits with Fund Information

(Modified Cash Basis) for the Years Ended December 31, 1996 and 1995..............................F-3
Notes to Financial Statements....................................................................F-10

Supplemental Schedules

Schedule of Assets Held for Investment Purposes..................................................F-14
Schedule of Reportable Transactions..............................................................F-15

                         Report of Independent Auditors


Management Committee of Witco Corporation
Witco Corporation

We have audited the accompanying statements of assets available for benefits (modified cash basis) of the Witco Corporation Employee Retirement Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Witco Corporation Employee Retirement Savings Plan as of December 31, 1996 and 1995, and the changes in assets available for benefits for the years then ended, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 /s/ ERNST & YOUNG LLP

June 16, 1997

               Witco Corporation Employee Retirement Savings Plan

                  Statements of Assets Available for Benefits,
                              with Fund Information
                              (Modified Cash Basis)


                                                                              DECEMBER 31
                                                                        1996              1995
                                                                   ----------------------------------
ASSETS
Investments:

  Witco Common Stock Fund                                           $  13,803,144    $  12,938,708

  Mutual Funds (Notes 2 and 4):

     Blended Income Fund                                               61,452,217       64,484,308

     Fidelity Magellan Fund                                            24,055,442       22,752,970

     Fidelity Asset Manager Fund                                       13,289,473       12,354,038

     Fidelity International Growth and Income Fund                      6,126,794        5,335,672

     Fidelity Equity Income Fund                                       14,651,837        8,811,794

     Fidelity Asset Manager: Growth Fund                                5,132,138        3,855,765

     Fidelity Growth Company Fund                                      11,027,280        6,081,371

     Fidelity Asset Manager: Income Fund                                1,640,756        1,819,903

     Fidelity Institutional Short-Intermediate Government Fund          6,408,743        6,816,871

Participant Loans Receivable                                            3,593,922        3,354,218
                                                                   ----------------------------------
Assets available for benefits                                        $161,181,746     $148,605,618
                                                                   ==================================


See notes to financial statements.

                      Witco Corporation Employee Retirement Savings Plan

                    Statement of Changes in Assets Available for Benefits,
                                    with Fund Information
                                    (Modified Cash Basis)

                                 Year Ended December 31, 1996

                                                                    Witco                                         Fidelity
                                                                 Common Stock              Blended                Magellan
                                                                     Fund                Income Fund                Fund
                                                                 ----------------------------------------------------------
       Additions to assets attributed to:
       Investment income
         Net appreciation (depreciation)
           in fair value of investments                           $  1,225,979           $       --             $ (1,166,830)
         Interest                                                         --                3,734,996                   --
         Dividends                                                        --                     --                3,817,873
                                                                  ----------------------------------------------------------
                                                                     1,225,979              3,734,996              2,651,043
                                                                  ----------------------------------------------------------
       Contributions
         Participants                                                1,464,149              2,936,697              2,353,542
         Employer                                                      398,016                890,702                673,301
                                                                  ----------------------------------------------------------
                                                                     1,862,165              3,827,399              3,026,843
                                                                  ----------------------------------------------------------
       Loan repayments (interest and
         principal)                                                    194,053                557,619                274,529
                                                                  ----------------------------------------------------------
       Total additions                                               3,282,197              8,120,014              5,952,415
                                                                  ----------------------------------------------------------
       Deductions from assets attributed to:
         Withdrawals                                                (1,454,628)            (8,198,276)            (2,296,514)
         Administrative expenses                                        (2,286)               (28,949)               (11,914)
         Loan withdrawals                                             (212,854)              (512,494)              (373,043)
                                                                  ----------------------------------------------------------
       Total deductions                                             (1,669,768)            (8,739,719)            (2,681,471)
                                                                  ----------------------------------------------------------
       Net increase (decrease) prior to
         interfund transfers                                         1,612,429               (619,705)             3,270,944
       Interfund transfers                                            (747,993)            (2,412,386)            (1,968,472)
                                                                  ----------------------------------------------------------
       Net increase (decrease)                                         864,436             (3,032,091)             1,302,472
       Assets available for benefits at
         beginning of year                                          12,938,708             64,484,308             22,752,970
                                                                  ----------------------------------------------------------
       Assets available for benefits at end
         of year                                                  $ 13,803,144           $ 61,452,217           $ 24,055,442
                                                                  ==========================================================


See notes to financial statements.

                                                                       Fidelity
                    Fidelity         Fidelity         Fidelity          Asset           Fidelity
                      Asset        International       Equity          Manager:          Growth
                     Manager        Growth and         Income           Growth          Company
                      Fund          Income Fund         Fund             Fund              Fund
                 ----------------------------------------------------------------------------------

                   $    521,198      $   483,816     $  1,421,367      $   298,319   $     880,732
                              -                -                -                -               -
                      1,048,583          200,185          846,230          429,641         471,495
                 ----------------------------------------------------------------------------------
                      1,569,781          684,001        2,267,597          727,960       1,352,227
                 ----------------------------------------------------------------------------------


                      1,265,916          656,747          973,971          378,219         861,675
                        381,534          188,670          261,603          105,736         225,989
                 ----------------------------------------------------------------------------------
                      1,647,450          845,417        1,235,574          483,955       1,087,664
                 ----------------------------------------------------------------------------------


                        149,165           76,243          133,235           41,907          80,419
                 ----------------------------------------------------------------------------------
                      3,366,396        1,605,661        3,636,406        1,253,822       2,520,310
                 ----------------------------------------------------------------------------------


                     (1,626,997)        (577,806)        (854,960)        (337,705)       (583,028)
                        (18,541)            (508)         (14,747)          (2,415)         (1,117)
                       (189,339)         (72,424)        (136,909)         (49,933)        (96,143)
                 ----------------------------------------------------------------------------------
                     (1,834,877)        (650,738)      (1,006,616)        (390,053)       (680,288)
                 ----------------------------------------------------------------------------------


                      1,531,519          954,923        2,629,790          863,769       1,840,022
                       (596,084)        (163,801)       3,210,253          412,604       3,105,887
                 ----------------------------------------------------------------------------------

                        935,435          791,122        5,840,043        1,276,373       4,945,909

                     12,354,038        5,335,672        8,811,794        3,855,765       6,081,371
                 ----------------------------------------------------------------------------------


                    $13,289,473       $6,126,794      $14,651,837       $5,132,138     $11,027,280
                 ==================================================================================

               Witco Corporation Employee Retirement Savings Plan

             Statement of Changes in Assets Available for Benefits,
                              with Fund Information

                        (Modified Cash Basis) (continued)

                          Year Ended December 31, 1996

                                                           Fidelity
                                                         Institutional
                                       Fidelity Asset        Short-
                                          Manager:       Intermediate     Participant
                                           Income          Government        Loans
                                            Fund             Fund         Receivable        Total
                                       ---------------------------------------------------------------
Additions to assets attributed to:

Investment income
  Net appreciation (depreciation) in
    fair value of investments             $     (231)    $    (147,186)  $         -    $   3,517,164
  Interest                                         -                 -             -        3,734,996
  Dividends                                  123,518           450,824             -        7,388,349
                                       ---------------------------------------------------------------
                                             123,287           303,638             -       14,640,509
                                       ---------------------------------------------------------------

Contributions

  Participants                                90,855           739,590             -       11,721,361
  Employer                                    22,247           221,186             -        3,368,984
                                       ---------------------------------------------------------------
                                             113,102           960,776             -       15,090,345
                                       ---------------------------------------------------------------

Loan repayments (interest and

  principal)                                  15,776            96,282    (1,266,710)         352,518
                                       ---------------------------------------------------------------
Total additions                              252,165         1,360,696    (1,266,710)      30,083,372
                                       ---------------------------------------------------------------

Deductions from assets attributed to:

  Withdrawals                               (246,344)         (962,579)     (285,687)     (17,424,524)
  Administrative expenses                     (2,223)              (20)            -          (82,720)
  Loan withdrawals                           (21,134)         (127,828)    1,792,101                -
                                       ---------------------------------------------------------------
Total deductions                            (269,701)       (1,090,427)    1,506,414      (17,507,244)
                                       ---------------------------------------------------------------

Net increase (decrease) prior to

  interfund transfers                        (17,536)          270,269       239,704       12,576,128
Interfund transfers                         (161,611)         (678,397)            -                -
                                       ---------------------------------------------------------------

Net increase (decrease)                     (179,147)         (408,128)      239,704       12,576,128
Assets available for benefits at
  beginning of year                        1,819,903         6,816,871     3,354,218      148,605,618
                                       ---------------------------------------------------------------

Assets available for benefits at

  end of year                             $1,640,756        $6,408,743    $3,593,922     $161,181,746
                                        ==============================================================

See notes to financial statements.

               Witco Corporation Employee Retirement Savings Plan

             Statement of Changes in Assets Available for Benefits,
                              with Fund Information
                              (Modified Cash Basis)

                          Year Ended December 31, 1995

                                                             Group
                                                            Annuity
                                                            Contract:
                                                             New York          Witco                              Fidelity
                                                           Life Ins. Co.    Common Stock        Blended           Magellan
                                                             GA# 06022         Fund           Income Fund           Fund
                                                         -------------------------------------------------------------------
       Additions to assets attributed to:
       Investment income
         Net appreciation (depreciation)
           in fair value of investments                   $       --        $  2,461,902      $       --        $  3,833,057
         Interest                                                 --                --           4,204,460              --
         Dividends                                                --                --                --           1,290,511
                                                         -------------------------------------------------------------------
                                                                  --           2,461,902         4,204,460         5,123,568
                                                         -------------------------------------------------------------------
       Contributions
         Participants                                             --           1,771,835         3,320,227         2,220,699
         Employer                                                 --             565,342         1,185,414           695,597
                                                         -------------------------------------------------------------------
                                                                  --           2,337,177         4,505,641         2,916,296
                                                         -------------------------------------------------------------------
       Loan repayments (interest and
         principal)                                                 12           207,371           484,956           304,211
       Other                                                      --               2,238              --              10,143
                                                         -------------------------------------------------------------------
       Total additions                                              12         5,008,688         9,195,057         8,354,218
                                                         -------------------------------------------------------------------
       Deductions from assets attributed to:
         Withdrawals                                           (43,966)       (1,148,693)       (9,298,795)       (1,388,027)
         Administrative expenses                                  --              (5,250)         (187,455)          (10,068)
         Loan withdrawals                                         --            (300,142)         (884,839)         (345,507)
         Other                                                     (12)             --            (107,023)             --
                                                         -------------------------------------------------------------------
       Total deductions                                        (43,978)       (1,454,085)      (10,478,112)       (1,743,602)
                                                         -------------------------------------------------------------------
       Net increase (decrease) prior to
         interfund transfers                                   (43,966)        3,554,603        (1,283,055)        6,610,616
       Interfund transfers                                 (17,099,471)         (853,937)       14,168,453         3,073,749
                                                         -------------------------------------------------------------------
       Net increase (decrease)                             (17,143,437)        2,700,666        12,885,398         9,684,365
       Assets available for benefits at
         beginning of year                                  17,143,437        10,238,042        51,598,910        13,068,605
                                                         -------------------------------------------------------------------
       Assets available for benefits at end
         of year                                          $       --        $ 12,938,708      $ 64,484,308      $ 22,752,970
                                                         ===================================================================


See notes to financial statements.

                                 Fidelity                                   Fidelity
                  Fidelity        Short-       Fidelity       Fidelity       Asset
                   Asset       Intermediate  International     Equity       Manager:
                  Manager       Government    Growth and       Income       Growth
                   Fund            Fund      Income Fund        Fund         Fund
                -----------------------------------------------------------------------

                $  1,561,193  $    242,739  $    422,867    $1,263,284    $    671,046
                          -              -             -             -               -
                    353,720        323,579       172,478       451,312          57,256
                -----------------------------------------------------------------------
                  1,914,913        566,318       595,345     1,714,596         728,302
                -----------------------------------------------------------------------


                  1,492,836        612,607       725,193       654,003         331,576
                    521,274        243,904       238,926       174,061          98,171
                -----------------------------------------------------------------------
                  2,014,110        856,511       964,119       828,064         429,747
                -----------------------------------------------------------------------


                    136,418         48,671        62,655        84,178          36,627
                          -              -             -             -               -
                -----------------------------------------------------------------------
                  4,065,441      1,471,500     1,622,119     2,626,838       1,194,676
                -----------------------------------------------------------------------


                   (806,978)      (532,875)     (504,775)     (617,723)       (385,188)
                    (11,177)        (4,824)       (1,210)       (5,918)         (2,230)
                   (160,251)       (97,470)      (63,682)      (76,914)        (67,222)
                     (1,846)          (471)       (1,476)       (2,040)           (941)
                -----------------------------------------------------------------------
                   (980,252)      (635,640)     (571,143)     (702,595)       (455,581)
                -----------------------------------------------------------------------


                  3,085,189        835,860     1,050,976     1,924,243         739,095
                 (1,387,123)    (6,758,214)     (767,805)    2,285,746      (1,241,883)
                -----------------------------------------------------------------------

                  1,698,066     (5,922,354)      283,171     4,209,989        (502,788)

                 10,655,972      5,922,354     5,052,501     4,601,805       4,358,553
                -----------------------------------------------------------------------


                $12,354,038   $          -    $5,335,672    $8,811,794     $ 3,855,765
                ============= ============= ============== ============= ==============

               Witco Corporation Employee Retirement Savings Plan

             Statement of Changes in Assets Available for Benefits,
                              with Fund Information

                        (Modified Cash Basis) (continued)

                            Year Ended December 31, 1995

                                                                                          Fidelity
                                                                                       Institutional
                                                       Fidelity       Fidelity Asset       Short-
                                                        Growth          Manager:        Intermediate
                                                       Company           Income         Government
                                                         Fund             Fund             Fund
                                                     ------------------------------------------------
Additions to assets attributed to:
Investment income
  Net appreciation (depreciation) in fair value of
    investments                                        $   987,800    $   167,333     $     48,970
  Interest                                                       -              -           98,543
  Dividends                                                271,278         76,697           59,620
                                                     ------------------------------------------------
                                                         1,259,078        244,030          207,133
                                                     ------------------------------------------------

Contributions
  Participants                                             383,787        118,296          174,334
  Employer                                                 108,912         19,619           58,645
                                                     ------------------------------------------------
                                                           492,699        137,915          232,979
                                                     ------------------------------------------------

Loan repayments (interest and principal)                    44,656          8,230           27,321
Other                                                            -              -                -
                                                     ------------------------------------------------
Total additions                                          1,796,433        390,175          467,433
                                                     ------------------------------------------------

Deductions from assets attributed to:
  Withdrawals                                             (409,846)      (104,408)        (126,840)
  Administrative expenses                                     (761)        (1,497)            (332)
  Loan withdrawals                                         (57,751)        (8,721)         (19,701)
  Other                                                          -              -                -
                                                     ------------------------------------------------
Total deductions                                          (468,358)      (114,626)        (146,873)
                                                     ------------------------------------------------

Net increase (decrease) prior to interfund transfers     1,328,075        275,549          320,560
Interfund transfers                                      2,027,752         56,422        6,496,311
                                                     ------------------------------------------------

Net increase (decrease)                                  3,355,827        331,971        6,816,871
Assets available for benefits at beginning of year       2,725,544      1,487,932                -
                                                     ------------------------------------------------

Assets available for benefits at end of year            $6,081,371     $1,819,903       $6,816,871
                                                     ================================================


See notes to financial statements.


  Participant
     Loans
   Receivable          Total
----------------------------------
$           -       $  11,660,191
            -           4,303,003
            -           3,056,451

----------------------------------
            -          19,019,645

----------------------------------


            -          11,805,393
            -           3,909,865

----------------------------------
            -          15,715,258

----------------------------------

   (1,167,539)            277,767
           40              12,421
----------------------------------
   (1,167,499)         35,025,091
----------------------------------


     (213,569)        (15,581,683)
            -            (230,722)
    2,082,200                   -
            -            (113,809)
----------------------------------
    1,868,631         (15,926,214)
----------------------------------

      701,132          19,098,877
            -                   -
----------------------------------

      701,132          19,098,877
    2,653,086         129,506,741
----------------------------------

   $3,354,218        $148,605,618
==================================

               Witco Corporation Employee Retirement Savings Plan

                          Notes to Financial Statements

                     Years Ended December 31, 1996 and 1995


1. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING BASIS

The accompanying financial statements have been prepared on a modified basis of cash receipts and disbursements; consequently, contributions, interest income and the related assets are recognized when received rather than when earned, and certain expenses are recognized when paid rather than when the obligation is incurred. Accordingly, the accompanying financial statements are presented on a comprehensive basis of accounting other than generally accepted accounting principles.

INVESTMENT VALUATION

Investments are stated at fair or contract value. The Blended Income Fund is valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate less withdrawals. Fair value of the other investments is determined by quoted market prices on an active market or redemption values, which approximates market value.

GAINS/(LOSSES)

The change in the difference between the fair value and the cost of investments is reflected as unrealized gains/(losses) in the aggregate fair value of investments. Realized gains and losses on the disposal of investments are calculated as the difference between the proceeds received and the cost of investments sold.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

The Witco Corporation Employee Retirement Savings Plan ("Plan") is a defined contribution plan established for the purpose of encouraging and assisting eligible employees of Witco Corporation and subsidiary companies ("Witco" or "Company") in following a systematic savings program. Fidelity Investments is the trustee and recordkeeper of the Plan.

An employee becomes eligible to participate in the Plan on the first day of the month following 31 days of service. During the period from January 1, 1994 to September 30, 1995, eligible employees could make a basic contribution under the Plan in amounts up to 3% of their base salary with Witco making monthly contributions in an amount equal to 100% of these basic employee contributions except for certain bargaining employees whose participation is based upon terms of their respective collective bargaining agreement. In addition, employees may elect to make voluntary supplemental contributions of 1% to 12% of their base salary except for certain bargaining employees who are limited to 7%. Witco does not make contributions with respect to any portion of the voluntary supplemental contributions. Effective October 1, 1995, the Company amended the Plan to change the Company's matching contribution to 50% of the basic employee contributions up to 6% of their base salary. In addition, employees may elect to make voluntary contributions of 1% to 9% of their base salary. The respective amendments do not impact certain bargaining employees as the terms of their collective bargaining agreement has not changed.

               Witco Corporation Employee Retirement Savings Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

The Plan permits pre-tax and after-tax contributions by participants. Certain bargaining employees are excluded from making after-tax contributions. Participants may direct the pre-tax contributions and after tax contributions, including Company matching contributions, to be invested in one or more of ten funds. The ten funds include a Witco Common Stock Fund, and various diversified bond and equity funds as described below.

    GROUP ANNUITY CONTRACT: NEW YORK LIFE INSURANCE COMPANY - represents an investment in the New York Life Insurance Company Group Annuity Contract, which matured January 3, 1995. These funds were transferred to the Blended Income Fund on January 4, 1995.

    WITCO COMMON STOCK FUND - are investments primarily in Witco company stock, and a portion in money market instruments for liquidity.

    BLENDED INCOME FUND - seeks to preserve capital and provide a competitive level of income over time. It purchases high-quality short- and long-term investment contracts issued by insurance companies (GICs) and banks (BICs), "synthetics" and a short-term money market position to provide liquidity.

    FIDELITY MAGELLAN FUND - is a growth fund. It seeks long-term capital appreciation by investing in the stocks of both well-known and lesser known foreign and domestic companies.

    FIDELITY ASSET MANAGER FUND - is an asset allocation fund. It seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign equities, bonds and short-term money market instruments.

    FIDELITY SHORT-INTERMEDIATE GOVERNMENT FUND - is an income fund. It seeks as high a level of current income as is consistent with preservation of principal by investing in U.S. government securities. These funds were transferred into the Fidelity Institutional Short-Intermediate Government Fund in 1995.

    FIDELITY INTERNATIONAL GROWTH AND INCOME FUND - seeks capital growth and current income, by investing in foreign and domestic equity and debt securities as well as bonds.

    FIDELITY EQUITY INCOME FUND - is a growth and income fund. It seeks reasonable income with the potential for capital appreciation. The Fund tries to achieve a yield that exceeds the composite yield of the S&P 500.

    FIDELITY ASSET MANAGER: GROWTH FUND - is an asset allocation fund. It seeks to maximize total return over the long-term by allocating its assets among and across domestic and foreign stocks, bonds, and short-term instruments.

    FIDELITY GROWTH COMPANY FUND - is a growth fund. It seeks long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks.

    FIDELITY ASSET MANAGER: INCOME FUND - is an asset allocation fund. It seeks a high level of current income by allocating its assets among domestic and foreign stocks, bonds, and short-term instruments.

               Witco Corporation Employee Retirement Savings Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

    FIDELITY INSTITUTIONAL SHORT-INTERMEDIATE GOVERNMENT FUND - is an income fund. It seeks a high level of current income consistent with preservation of principal by investing exclusively in U.S. government securities.

Participants are immediately vested in contributions made by them and become fully vested in the contributions made by Witco after they have completed three consecutive years of participation in the Plan or five years of service to Witco. All former Sherex participants are immediately vested in contributions made by Witco. Participants who have been terminated for reasons beyond their own control become fully vested in Witco's contributions upon their termination. Non-vested contributions by Witco which have been forfeited by participants are applied to reduce future contributions by Witco. Terminated participants whose account balance is at least $3,500 may elect to defer receipt of such amounts until the required distribution date.

Employees participating in the Plan will not be subject to federal income tax on amounts contributed to the Plan by Witco and earnings allocated to their accounts until such time that their participating interest in the Plan is distributed to them. The Plan provides that participants may elect to have their pre-tax contributions subject to certain limitations, excluded from taxable income pursuant to Section 401(k) of the Internal Revenue Code.

Employees are permitted to make hardship withdrawals if certain criteria are met. Only one hardship withdrawal a year is permitted.

Employees may borrow up to the lesser of $50,000 or 50% of their vested account balance at an interest rate of 1% above prime. Loan repayments are made automatically through payroll deductions.

Witco, by action of its Board of Directors, may suspend the operation of the Plan for any year by omitting all or part of the employer contributions. In addition, Witco may terminate or amend the Plan for any reason, at any time, provided that no such termination or amendment shall permit any of the funds established pursuant to this Plan to be used for any purpose other than the exclusive benefit of the participating employees. Upon termination of the Plan, the rights of members to the benefits accrued under the Plan to the date of termination shall be nonforfeitable.

3. INCOME TAX STATUS

The Internal Revenue Service ruled that the Plan qualifies under Section 401(k) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Management Committee of Witco Corporation is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

               Witco Corporation Employee Retirement Savings Plan

4. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                                  DECEMBER 31
                                                                             1996            1995
                                                                         ------------------------------
Witco Common Stock Fund*                                                   $13,803,144    $12,938,708

Blended Income Fund:

  Managed Income Portfolio Fund II                                          55,851,469     56,964,316
  Fidelity Short Term Investment Fund                                        1,733,611      1,872,423
  Confederation GIC #62545 at 8.42% through July 31, 1996                    1,002,480      1,002,480
  Protective Life GIC #GA582 at 8.6% through October 2, 1996                         -      1,020,927
  Penn Mutual GIC #GIC-91178 at 8.44% through October 2, 1996                        -        959,171
  Ohio National Life GIC #GA5359 at 8.47% through January 7, 1997            1,551,215      1,430,087
  Ohio National Life GIC #GA5481 at 6.36% through April 30, 1997               656,721        617,452
  Ohio National Life GIC #GA5482 at 6.36% through July 30, 1997                656,721        617,452
                                                                         ------------------------------
                                                                            61,452,217     64,484,308

Fidelity Magellan Fund                                                      24,055,442     22,752,970
Fidelity Asset Manager Fund                                                 13,289,473     12,354,038
Fidelity Equity Income Fund                                                 14,651,837      8,811,794
Fidelity Growth Company Fund                                                11,027,280      6,081,371

*Party-in-interest investment

                              Supplemental Schedules

               Witco Corporation Employee Retirement Savings Plan

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1996


                                                                 SHARES,
                                                                UNITS OR
                                                                PRINCIPAL                       CURRENT
                        DESCRIPTION                              AMOUNT           COST           VALUE
-----------------------------------------------------------------------------------------------------------

Witco Common Stock Fund*                                          1,296,070    $11,899,787     $13,803,144

Blended Income Fund:

  Managed Income Portfolio Fund II                               55,851,469     55,851,469      55,851,469
  Fidelity Short Term Investment Fund                             1,733,611      1,733,611       1,733,611
  Confederation GIC #62545 at 8.42% through
     July 31, 1996                                                1,002,480      1,002,480       1,002,480
  Ohio National Life GIC #GA5359 at 8.47% through
     January 7, 1997                                              1,551,215      1,551,215       1,551,215
  Ohio National Life GIC #GA5481 at 6.36% through
     April 30, 1997                                                 656,721        656,721         656,721
  Ohio National Life GIC #GA5482 at 6.36% through
     July 30, 1997                                                  656,721        656,721         656,721
                                                              ---------------------------------------------
                                                                 61,452,217     61,452,217      61,452,217

Fidelity Magellan Fund                                              298,270     22,561,528      24,055,442
Fidelity Asset Manager Fund                                         806,890     12,331,155      13,289,473
Fidelity International Growth and Income Fund                       313,391      5,581,795       6,126,794
Fidelity Equity Income Fund                                         342,093     12,564,777      14,651,837
Fidelity Asset Manager: Growth Fund                                 313,892      4,600,447       5,132,138
Fidelity Growth Company Fund                                        272,548      9,595,341      11,027,280
Fidelity Asset Manager: Income Fund                                 141,323      1,556,918       1,640,756
Fidelity Institutional Short-Intermediate Government Fund           680,334      6,485,278       6,408,743
Participant Loans Receivable                                                     3,593,922       3,593,922


*Party-in-interest investment

               Witco Corporation Employee Retirement Savings Plan

                       Schedule of Reportable Transactions

                          Year Ended December 31, 1996

Series of transactions during the year ended December 31, 1996, exceeding 5% of the current value of Plan assets reportable per Department of Labor regulations 2520.103-6 are listed below. There were no category (i), (ii), or (iv) reportable transactions during 1996.

                                                    Number      Aggregate     Number       Aggregate
                                                      of        Value of        of          Value of      Cost of
                                    Description    Purchase     Purchases/     Sales         Sales/        Sales/         Gain
 Identity of Party Involved           of Asset   Transactions   Deposits*   Transactions  Withdrawals*   Withdrawals     (Loss)
 -------------------------------------------------------------------------------------------------------------------------------

CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS:

Blended Income Fund                 GIC Fund          176      $24,623,051       249     $27,611,454   $27,611,454     $      --

Witco Common Stock Fund             Stock Fund        245        6,647,105       236       7,008,648     5,867,043      1,141,605

Fidelity Magellan Fund              Mutual Fund       247        9,532,835       237       7,063,534     6,914,072        149,462

Fidelity Equity Income Fund         Mutual Fund       235        6,847,262       161       2,428,586     2,174,925        253,661

Fidelity Growth Company Fund        Mutual Fund       242        6,254,175       161       2,188,998     1,954,410        234,588



* Current value at date of transaction.